Exhibit 99.1

Order for 64 Volvo Buses to Bus Rapid Transit in Brazil

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 26, 2006--Volvo Buses (NASDAQ:VOLVF) (NASDAQ:VOLVY) (STO:VOLVA) (ST0:VOLVB) has received an order for 64 buses to the Bus Rapid Transit System in Curitiba, Brazil. Forty of the buses ordered are Volvo's 25-meter bi-articulated buses with space for 270 passengers.

An increasing number of cities throughout the world are choosing to solve their transport problems with the aid of smart bus-based systems for public transport. The system is called Bus Rapid Transit, or BRT. A modern BRT system has the capacity to transport as many people as a rail-based system, but the investment cost is only 5 to 10 percent compared with a streetcar or subway system. In addition, the lead-time from decision to the initiation of services is much shorter with a bus-based system.

Curitiba in Brazil was the first city in the world to introduce a BRT system at the end of the 1970s. Since then, the system has been expanded and currently comprises five corridors with separate bus lanes.

A cornerstone of the system is the use of buses with a high passenger capacity, either articulated buses with space for 160 passengers or bi-articulated buses with space for 270 passengers.

"One of Volvo Buses' core values is environmental awareness," says Per Gabell, head of Volvo Buses in South America. "Buses with greater passenger capacity mean fewer buses on the roads thereby producing less exhaust emissions and lower fuel consumption."

Volvo Buses has supplied all of the high-capacity buses to the system in Curitiba. The first 33 bi-articulated buses were put into service in Curitiba in 1992. Today, 163 of Volvo's bi-articulated buses operate in the city.

The first bi-articulated buses were replaced after 11 years in service and now it is time for the next batch of 11-year-old buses to be replaced with new. Volvo Buses has received an order for 40 Volvo B12M bi-articulated buses. The buses are built on the TX platform and are powered by a horizontal 12-liter Euro 3 engine with 340 bhp.

The company has also received an order for 24 Volvo B12M, 18.5-meter, articulated buses with the same engine. The bus chassis will be manufactured in Volvo Buses' plant in Curitiba.

The bus bodies will be manufactured by Induscar/Caio in Botucatu, Brazil. Production will take place in May and June and the new buses are scheduled to be put into service at the end of July.

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Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Per Gabell, +55 41 331 787 98
or
Per-Martin Johansson, +46 31 322 52 00
Per-Martin.Johansson@volvo.com